

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2021

Daniel R. Sheehan
Chairman & Chief Executive Officer
Professional Holding Corp.
5100 PGA Boulevard
Suite 101
Palm Beach Gardens, FL 33418

> **Re: Professional Holding Corp.**
> **Registration Statement on Form S-3**
> **Filed September 1, 2021**
> **File No. 333-259233**

Dear Mr. Sheehan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Envall at (202) 551-3234 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance